Mail Stop 3561

April 10, 2006

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE:** **Cancer Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119915**
> **Amendment Filed: March 17, 2006**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Summary – Our Business, page 2

1. Clarify in the summary that the only service you provide now is the cryobank service and that other services cannot be performed now and won't be performed for years to come and may never be performed.

Results of Operations – Revenues, page 10

2. We note the disclosure that indicates that "[a]dditional revenues were generated from the T-cell program and hospital support." Please quantify each type of revenue and reconcile the statement with other disclosure that indicates that you have not commercialized tumor derived activated cells, *e.g.*, p. 14, and that you currently do not administer vaccines, *e.g.*, p. 15.

The business model and Value Proposition, page 13

3. We note the statement that you "provide limited biotherapy services to patients on a fee for service basis." Please disclose the biotherapy services you provide and describe how it is you can provide these services legally.

4. We note the statement that "[o]ver the next few years, we intend to . . . continue to expand to regionally based markets throughout the US." If you are solely referring to the cryobank, please disclose. Otherwise, describe how you intend to regionally expand services that you are not legally authorized to provide. Please consider adding disclosure that clearly indicates that such other services cannot be performed now and won't be performed for years to come and may never be performed.

Competition, page 18

5. The third paragraph indicates that you "believe that CT maintains a competitive advantage . . . also producing cellular activation therapy for cancer treatment." Please explain this statement or revise to indicate that the company has not produced a cancer treatment or commercialized its services and that this won't be done with FDA approval.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
        801-816-2599 (facsimile)